Mail Stop 4561

February 4, 2010

Claude Gingras
Vice-President Corporate Affairs
Viropro Inc.
1806-300 Avenue des Sommets
Verdun, Quebec, Canada H3E 2B1

> **Re:** **Viropro Inc.**
> **Form 10-K/A for the Fiscal Year Ended November 30, 2008**
> **Filed January 12, 2010**
> **Form 8-K Filed January 19, 2010**
> **File No. 333-06718**

Dear Mr. Gingras:

We have reviewed your response letter dated January 12, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 9, 2009.

Form 10-K/A for the Fiscal Year Ended November 30, 2008

Item 8A. Controls and Procedures, page 48

1.   We note your response to prior comment 1 and your revised disclosures in the Form 10-K/A filed January 12, 2010. In your response you indicate that you replaced your disclosures under Item 8(A) with new disclosures under Item 9A(T). However, we note that your Form 10-K/A still contains a section for Item 8A with disclosures relating to controls and procedures. Further, certain disclosures in Item 8A appear to contradict disclosures in Item 9A(T). For example in Item 8A, you indicate that "internal controls cannot be deemed effective for the financial statements dated [November] 30, 2008" while under Item 9A(T), you indicate that "management has concluded that as of November

30, 2008, our internal control over financial reporting is effective." Similar inconsistencies also apply to your evaluation of disclosure controls and procedures. Tell us how you considered removing these duplicative disclosures and clarify whether you believe your disclosure controls and procedures and your internal control over financial reporting were effective as of November 30, 2008 given these inconsistencies. If you believe your disclosure controls and procedures and your internal control over financial reporting were effective, please tell us how you reached this conclusion despite the weaknesses disclosed in Item 8A. In this regard, if such weaknesses are material weaknesses, management would not be permitted to conclude that internal control over financial reporting is effective. Refer to Item 308(T)(a)(3) of Regulation S-K.

Exhibit 31

2.   We note that you refer to the Company as a "small business issuer." Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In future filings, please revise to eliminate all references to the Company as a small business issuer. Also, in future filings, the certifying officer's title should be revised to indicate that he is also the acting chief financial officer. To the extent a different individual serves as the chief financial officer, a separate certification should be filed.

Form 8-K filed January 19, 2010

Item 4.01 Changes in Registrants Certifying Accountant

3.   We note that your Form 8-K was filed on January 19, 2010 but was dated January 11, 2009. Please revise to include the correct date.

4.   We refer to your disclosure which states that there were no disagreements with Michael Minyard & Co. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. We further note that the letter filed in Exhibit 16.2 from Michael Minyard & Co. states that "conflicts within the Corporation's management and our inability to establish a timely, transparent, respectful and mutually beneficial working relationship on critical engagement issues" led to their decision to resign. Please provide us with additional details regarding the nature of the conflicts described in Exhibit 16.2 and tell us how you determined that these conflicts did not result in disagreements with your former accountant. Please include the following details regarding the nature of the conflicts:
- what period the conflict relates to,
- the nature of the conflict including your position and the former accountant's position at the time of the conflict,
- the amounts involved, if any and

- why the conflict could not be resolved or how it was resolved.

Additionally, specifically revise the disclosure to state whether there were disagreements up through the resignation date, December 2, 2009. Please note that your disclosures should comply with all the requirements noted under Item 304(a)(1)(iv) and (v) of Regulation S-K, as applicable.

Exhibit 16.2

5.   Please file a letter from your former accountant, Michael Minyard & Co., indicating whether or not they agree with your disclosures in the Form 8-K as required by Item 304(a)(3) of Regulation S-K. To the extent that you make changes to the Form 8-K to address our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief